Exhibit 3.1

ARTICLES OF AMENDMENT

OF THE

RESTATED ARTICLES OF INCORPORATION

OF

LINCOLN NATIONAL CORPORATION

The undersigned officer of Lincoln National Corporation (the “Corporation”), a corporation existing pursuant to the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating the amendment of its Articles of Incorporation, hereby sets forth the following facts:

ARTICLE I
Name of the Corporation; Date of Incorporation

The name of the Corporation is Lincoln National Corporation.  The date of incorporation of the Corporation is January 5, 1968.

ARTICLE II
Text of Amendment

Article IV, of the Restated Articles of Incorporation is hereby amended to allow shareholders to amend the bylaws by adding the heading “Section 1” to the section titled “Shares of Subsidiary Stock” and adding new section 2 as follows:

Section 1.  Shares of Subsidiary Stock. No shares of the Common Stock of The Lincoln National Life Insurance Company owned by the Corporation shall be sold, leased, exchanged, mortgaged, pledged, or otherwise disposed of except by the vote of the holders of three-fourths of the shares of the Corporation outstanding and entitled to vote thereon at an annual or special meeting of the shareholders held upon notice which includes notice of the proposed sale, lease, exchange, mortgage, pledge, or other disposition.

Section 2.  Amendment of the Bylaws.  The bylaws may be altered, amended or repealed and new bylaws may be made by a majority of the whole board of directors at any regular or special meeting of the board of directors.  Any bylaws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or shareholders, provided, however, that no bylaw may be adopted that is inconsistent with the Indiana Business Corporation Law, as the same may be amended from time to time.  Notwithstanding the foregoing and anything in these Articles of Incorporation to the contrary, Sections 2, 5, 10, 11, 12 and 13 of Article I, Sections 1, 2, 3, 4, 5, 6, 7 and 10 of Article II, and all sections of Articles VII, VIII and IX of the bylaws of the Corporation shall not be altered, amended or repealed by the shareholders and no provision inconsistent therewith shall be adopted without either:

a. the approval of the board of directors, or

b. at any regular or special meeting of the shareholders upon the affirmative vote of the holders of three-fourths (3/4) or more of the combined voting power of the outstanding shares of the corporation entitled to vote generally in the election of directors if notice of such alteration, amendment or repeal is contained in the notice of such meeting.

ARTICLE III

Manner and Date of Adoption

Section 1.                      This amendment was adopted by the Board of Directors of the Corporation on February 23, 2011, for approval by the shareholders at the Annual Meeting on May 26, 2011, on which date the shareholders approved adoption of this amendment.

ARTICLE IV

Compliance with Legal Requirements

The manner of adoption of the foregoing amendment to the Restated Articles of Incorporation and the vote by which it was adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation and the Bylaws of the Corporation.

IN WITNESS WHEREOF, I hereby verify subject to the penalties of perjury, that the statements contained herein are true, this 26th day of May, 2011.

Lincoln National Corporation

By: /s/ Dennis R. Glass
Name: Dennis R. Glass
Title:   President and Chief Executive Officer